May 22, 2008

Keith L. Barnes
Chairman, Chief Executive Officer and President
Verigy Ltd.
No. 1 Yishun Ave. 7
Singapore 768923

> **Re:** **Verigy Ltd.**
> **Annual Report on Form 10-K**
> **Filed December 21, 2007**
> **File No. 000-52038**

Dear Mr. Barnes:

  We have completed our review of the Form 10-K and related filings for Verigy Ltd. and have no further comments at this time.

        Sincerely,

        Tim Buchmiller
        Senior Attorney

cc (via fax): Kenneth Siegel, Esq., Vice President and General Counsel